September 12, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReTo Eco-Solutions, Inc.

Request for Withdrawal of Registration Statement on Form F-3

File No. 333-289144

Ladies and Gentlemen:

On July 31, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), filed a Registration Statement on Form F-3 (File No. 333-289144) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission (the “Commission”). The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please feel free to contact Wei Wang, Esq., legal counsel to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

ReTo Eco-Solutions, Inc.

By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer